CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 13 94

04030581

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 25 May 2004

RECEIVED
2004 JUN -3 A 9:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JUN 04 2004
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

6/3

RECEIVED
2004 JUN -3 A 9:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporación MAPFRE

Audit Committee

REPORT OF ACTIVITIES 2003

February 2004

CONTENTS

1. AUDIT COMMITTEE

CORPORACIÓN MAPFRE has had an Audit Committee since 2000, and its powers and terms of reference are set out in the SISTEMA MAPFRE Code of Good Governance. This code, in advance of recent provisions and recommendations regarding corporate governance and transparency, provides an ample account of the institutional and business principles in force in the group of which CORPORACIÓN MAPFRE, S.A. is a part, as well as all the regulations of the governing bodies of the entities that form a part of the said group.

In compliance with Article 47 of the Financial System Reform Measures Act 44/2002 dated November 22nd, the Company, by way of a resolution of the Board of Directors dated March 12th 2003, amended the make-up of its Committee in order to comply with the new legal requirement that it should be presided over by a non-executive director, and at this time the independent director Mr. Manuel Jesús Lagares Calvo was appointed as chairman, in lieu of Mr. Domingo Sugranyes Bickel. All members of the Audit Committee of CORPORACIÓN MAPFRE, S.A. are external directors, with the exception of the Secretary, who is also the Secretary of the Board of Directors. The current make-up of the Audit Committee is as follows:

Name:	Type of Director:
Mr. Manuel Jesús Lagares Calvo (Chairman)	Independent
Mr. Carlos Alvarez-Jiménez (First Vice Chairman)	Shareholder
Mr. Francisco Ruiz Ruisueño (Second Vice Chairman)	Shareholder (independent in the parent company)
Mr. Luis Hernando de Larramendi Martínez	Shareholder (independent in the parent company)
Mr. Antonio Miguel-Romero de Olano	Shareholder (independent in the parent company)
Mr. Alfonso Rebuelta Badías	Shareholder (independent in the parent company)
Mr. José Manuel González Porro (Secretary and Member)	Executive

The Code of Conduct of the Audit Committee of CORPORACIÓN MAPFRE, S.A., as contained in the SISTEMA MAPFRE Code of Good Governance, has been widely distributed amongst shareholders and investors following its approval, and it has likewise been notified to the Spanish National Securities Market Commission.

At the forthcoming Shareholders Meeting, scheduled for March 6th 2004, it is expected that a proposal to amend the company bylaws will be put forward so that the Audit Committee Code of Conduct may be contained in the bylaws, in the following terms:

> "To add a new Chapter 6 to Title III of the Company by-laws entitled 'Audit Committee' which will comprise Article 23-bis and Article 23-ter which shall have the following wording:

Article 23-bis

The Board of Directors shall, from amongst its members, appoint an Audit Committee, which shall comprise a minimum of three and a maximum of seven members, the majority of whom shall be non-executive directors. The Chairman of the Committee shall be appointed from amongst the non-executive directors. The Chairman's tenure

shall be for a maximum of four years, and he/she may be re-elected after a period of one year has elapsed from the time that he/she left office. The Secretary of the Board of Directors shall be the Secretary of the Committee.

The Committee shall have the following responsibilities:

1. To verify that the annual financial statements, as well as the six-monthly and quarterly financial statements, and all other financial information that is required to be filed with the regulatory or supervisory bodies, is true, complete, and adequate, and that it has been drawn up in accordance with the applicable accounting regulations and the criteria laid down on an internal basis by the General Secretary of SISTEMA MAPFRE, and that these are supplied within the proper time limit and with the correct content.

2. To propose to the Board of Directors, for approval by the Shareholders Meeting, the appointment of the Company's External Auditor, as well as to receive information regarding the activities of the said External Auditor and regarding any event or circumstance which may compromise his/her independence.

3. To supervise the activities of the Internal Auditing Service, for which purpose it shall have complete access to information regarding its action plans, the results of its work, and the monitoring of the recommendations and suggestions of the external and internal auditors.

4. To be informed of the financial reporting and internal control process of the Company, and to formulate such observations or recommendations as it may deem necessary for improvements to be made.

5. To inform the Shareholders Meeting in relation to such questions as may arise regarding those matters within its powers.

Article 23-ter

The Audit Committee shall meet on an ordinary basis once every quarter, and any time it may be necessary in extraordinary session.

Meetings shall be convened by the Secretary or by whoever may act in his place by order of the Chairman, at his own initiative or upon a request made by no less than two members who, should a meeting not be convened within a period of time of ten days, may directly convene the meeting themselves by way of notarial means. A call to meeting may be made by letter, electronic mail, telex or telegramme giving no earlier than seventy two hours notice.

A meeting will be validly held whenever more than half the number of members of the Committee are in attendance either personally or by way of a proxy, and the Chairman or the Vice-Chairman is in attendance or, the former has expressly given his consent. A meeting will also be validly held without a prior call having been made if all of the members of the Committee are in attendance and it is unanimously agreed to hold the same. The Committee will pass its resolutions on an absolute majority vote of the

members present at the meeting and whoever presides over the meeting shall have a casting vote.

If the Chairman or Vice-Chairman is absent or ill or the office is vacant, the meeting shall be presided over by the eldest of the members in attendance; if the Secretary is absent or ill or the office is vacant, he shall be substituted by the youngest of the members in attendance.

If, in the Chairman's opinion, there is an urgent need or requirement, the Committee may, provided none of its members object, take any decision on a specific proposal or proposals submitted to it by the Chairman without a formal meeting being held. In this regard, the Secretary shall, by post, electronic mail, courier, telegramme, telefax or any other proper means, send all pertinent proposals and documents to the Committee members who must notify the Secretary if they are in agreement or otherwise with the same by the same means no later than forty-eight hours following upon the reception of such documents, and it shall be deemed that any proposal is passed if it is approved by a majority of the members of the Committee.

Minutes shall be drawn up relating to every meeting. The Minutes may be approved by the Committee at the end of each meeting or at a later meeting or by the Chairman of the meeting plus one member of the Committee authorised by the former for the purpose. The Minutes shall be signed by the Secretary of the Committee or the meeting secretary, by whoever may have acted as its Chairman and, if pertinent, by the member of the Committee who has approved them under delegated authority.

All significant matters and resolutions passed by the Committee must be notified to the Board of Directors of the company."

2. Activities Report 2003

The Audit Committee of CORPORACIÓN MAPFRE has met on the following dates in 2003:

- March 11th
- April 28th
- July 22nd
- October 20th
- December 18th

In order to provide a better understanding of the activities carried out during the 2003 financial year by the Audit Committee of CORPORACIÓN MAPFRE, these have been grouped under four main headings as follows:

1. Economic and Financial Information

2. External Auditing

3. Supervision of the Internal Auditing Unit

4. Risk management, Internal Control, and forthcoming changes in the Financial Information System

1. Economic and Financial Information

The SISTEMA MAPFRE Code of Good Governance establishes that the Board of Directors of CORPORACIÓN MAPFRE shall approve the necessary measures in order to ensure that the six-monthly, quarterly, and any other financial information which prudence may require to be made available to the markets is prepared in accordance with the same principles, criteria, and professional practices as those used for the annual financial statements, and that they may be relied upon in the same way. To this effect, the said information shall be reviewed by the CORPORACIÓN MAPFRE Audit Committee.

In accordance with these principles, the CORPORACIÓN MAPFRE Audit Committee has verified the following information during 2003:

- Management Report and Individual and Consolidated 2002 Financial Statements for CORPORACIÓN MAPFRE and its subsidiary companies.

- The information which CORPORACIÓN MAPFRE supplies to the Spanish National Securities Market Commission every quarter.

  This financial and economic information is reviewed in advance by the Internal Auditing Directorate-General which then issues a report highlighting the fact that the Intermediate Financial Statements of the Corporation have been drawn up applying the same standards as for the Annual Financial Statements, and that these are reasonable, objective, and verifiable, and the Principle of Prudence shall always prevail over any other consideration. Furthermore, economic transactions between companies of the same Group are examined, should there be any.

  The Quarterly, Half-yearly, and Annual Reports, as well as the Significant Events reported to the Spanish National Securities Market Commission, are available on the corporate website: www.mapfre.com.

- Likewise, the information prepared by CORPORACIÓN MAPFRE for Investors and Analysts is reviewed and examined by the Audit Committee prior to being published.

  As with the Quarterly, Half-yearly, and Annual Reports which are supplied to the Spanish National Securities Market Commission, the Company's presentations for Investors and Analysts are available on the corporate website: www.mapfre.com.

2. External Auditing

The relationship between the Board of Directors of CORPORACIÓN MAPFRE and the External Auditors of the Company shall be channelled through the Audit Committee.

The External Auditor of CORPORACIÓN MAPFRE and its subsidiaries is the firm Ernst & Young.

To this effect, the CORPORACIÓN MAPFRE Audit Committee:

- has approved the Budget for the External Audit of the Individual and Consolidated Annual Financial Statements for the financial year 2003 for CORPORACIÓN MAPFRE and its subsidiary companies;

- has received, examined, and requested additional information from Ernst & Young in relation to the Preliminary Reports of the 2003 Annual Financial Statements for CORPORACIÓN MAPFRE and its subsidiary companies.

  These Preliminary Reports are issued by the auditing firm for all subsidiary companies of the CORPORACIÓN MAPFRE regarding the Intermediate Financial Statements of the Company as at September 30th and their purpose is to pick up in advance on any matters which, if they were not to be resolved in due time and manner, could give rise to reservations in the External Audit Report.

- In addition, and with the purpose of ensuring the independence of the External Audit, the Audit Committee supervises the list of the fees paid to the auditing firm and the total revenue of the said firm, which percentage should not exceed 5% in accordance with the SISTEMA MAPFRE Code of Good Governance. In the 2003 financial year, this percentage stood at 0.02%.

- The External Auditor attends meetings of the Audit Committee for those matters related to the auditing of Annual Financial Statements and Preliminary Reports on the auditing of Annual Financial Statements (meetings held on 20.10.03, 18.10.03, and 16.2.04).

- It has approved the General Guidelines to be followed in relation to the External Auditor, which are in synthesis as follows:

  Both the various Annual Financial Statements Reports and the Audit Committee of the CORPORACIÓN MAPFRE shall give detailed information regarding the fees invoiced by the auditors, distinguishing between:

  - The services corresponding to the auditing of the Annual Financial Statements.

  - The services relating to the auditing of the Annual Financial Statements.

  - Other services.

For the purposes of the above, services corresponding to the auditing of the Annual Financial Statements shall be understood to mean all recurring services which have the aim of providing third parties with reliability regarding the Annual Financial Statements drawn up by the Entity.

The services relating to the auditing, in contrast to the above, are characterized by being one-off (non-recurring) and take the form of a certificate, a specific opinion, or a report concerning an investigation.

The heading of "other services" includes services relating to taxes, as well as all consulting services which are not expressly prohibited.

Any doubts over which category a service requested of the External Auditor falls into out of the three above categories shall be addressed to the Internal Auditing Directorate-General.

3. Supervision of the Internal Auditing Unit

The Internal Auditing Unit of the SISTEMA MAPFRE and of CORPORACIÓN MAPFRE is made up of a Directorate-General and eight Auditing Services in Spain and ten Internal Auditing Units in the main South American and Asian countries.

The Internal Auditing Unit has its own integrated application which is common for all internal auditors, known as Auditm@p, which is also used for providing on-line information to the Audit Committee.

In order to provide better monitoring of the Process of auditing Annual Financial Statements, both in the preliminary and final stages, the Internal Auditing Services and Units of the SISTEMA MAPFRE and of CORPORACIÓN MAPFRE share the virtual work space known as "Quick Place MAPFRE" which allows information regarding the audits of Annual Financial Statements of the various subsidiary companies of CORPORACIÓN MAPFRE to be shared, both nationally and internationally, between external auditors and internal auditors.

In relation to the supervision of the Internal Auditing Unit, the Audit Committee of CORPORACIÓN MAPFRE:

- has approved the Objectives and Strategies Book of the Internal Auditing Unit for the 2004-2006 period;

- has authorized the Annual Internal Auditing Plan for the 2003 financial year for CORPORACIÓN MAPFRE and its subsidiary companies, which includes the 2002 Report, the Internal Auditing Plan for the 2003, the structure and budget for the Unit, and the Training Plan for the internal auditors.

- has seen, reviewed, and approved the Activities Reports of the Internal Auditing Unit which are issued every quarter by the Directorate-General of Internal Auditing and which place special emphasis on the attainment of objectives from

the Internal Auditing Plan and on monitoring the implementation of the recommendations which have been proposed.

- Separately from the above points, the Auditing Directorate-General is in charge of reviewing all information of an economic nature to be submitted to the Board of Directors of CORPORACIÓN MAPFRE and to its delegated committees.

  This measure affects both regular economic information regarding the asset situation and profits, and all other reports or proposals which include economic data including, in particular, the quantification of the disbursements or expenses that the proposals submitted would entail.

4. Risk management and Financial Information Systems

- The Audit Committee of CORPORACIÓN MAPFRE requested the Internal Auditing Unit to commence the necessary works to set up a Formal Risk Evaluation System and to prepare Risk Maps for MAPFRE VIDA Vida, MAPFRE SEGUROS GENERALES, and Grupo MAPFRE VERA CRUZ in Brazil.

  This objective was made public in the 2002 CORPORACIÓN MAPFRE Annual Report.

  In December 2003, the Risk Maps stated above, and the application which generated them, known as Riskm@p, were submitted to the Audit Committee.

- Given that the quality of the financial information is a source of constant concern for the Governing Bodies of the SISTEMA MAPFRE and the Audit Committee of the Corporation, faced with the forthcoming changes to the International Accounting Standards which will be mandatory for the Annual Consolidated Financial Statements as from 2005 for listed companies, the meetings of the Committee are closely monitoring the work in hand within the Corporation for the implementation of the said international standards.

- Likewise, the Committee has examined and reviewed in detail the Capital Models adjusted for Risks which are required by the Classification Agencies Standard & Poor's and A.M. Best.

3. Subsequent Events

- On February 16th 2004, the Audit Committee of CORPORACIÓN MAPFRE reviewed and examined the 2003 Annual Financial Statements (individual and consolidated) and the CORPORACIÓN MAPFRE Individual and Consolidated Management Report, and provided a favourable report to the Board of Directors of CORPORACIÓN MAPFRE regarding the Economic Information for the 2003 financial year.

- At the same meeting, the 2004 Internal Audit Plan was approved which includes the 2003 Report, the Audit Plan for the financial year, and the 2004 structure and budget for the Internal Auditing Unit.

---ooo000ooo---

BOARD OF DIRECTORS REGULATIONS

CORPORACIÓN MAPFRE, S.A.

February 2004

CONTENTS

INTRODUCTION

These Regulations are introduced in compliance with Article 115 of the Securities Market Act 24/1988 of 28 July, pursuant to an amendment made by Act 26/2003 of 17 July, and their purpose is to lay down an internal code of conduct and operational rules for the Board of Directors of CORPORACIÓN MAPFRE, S.A. (hereinafter, the Corporation or the Company) in accordance with the law and the bylaws, in order to attain the most reliable management level for the Company.

These Regulations fall within the framework of the Sistema MAPFRE Code of Good Governance. Thus, all those who fall within the framework of these Regulations shall be bound to perform them and also the provisions laid down in the Corporate Bylaws, the current law and the rules set forth in the Sistema MAPFRE Code of Good Governance.

For the purpose of these Regulations, "Sistema MAPFRE" shall be understood to mean the Spanish corporate group forming CORPORACIÓN MAPFRE, its parent company, MAPFRE MUTUALIDAD, and all of its subsidiary and affiliate companies in accordance with the provisions contained in Article 42 of the Commercial Code, and also the private foundations created or promoted by the *Sistema* companies and which are subject to supervision by its senior management bodies.

CHAPTER I. THE BOARD OF DIRECTORS. FUNCTIONS, POWERS AND COMPOSITION.

Article 1. Basic functions

According to law and the Bylaws, the Board of Directors is the highest representative, governing and management body of the Corporation.

As a result, it shall have all representation, disposal and management powers that are not reserved by law or the Bylaws to the Shareholders in General Meeting or to any other Corporate body.

It is the highest supervisory and decision-making body of the Corporation and supervisory body for all of its subsidiary companies whereas management is undertaken by the Management and Executive Bodies of the Corporation and by the competent corporate bodies of the said subsidiary companies.

It may delegate such powers as it may deem pertinent, save any powers incapable of delegation by law or the bylaws, and any which may be necessary to properly carry out its general supervisory functions.

It may, from amongst its members, create Delegated Committees in order to better carry out its functions, and delegate to their members all or part of its powers and grant powers of attorney to anyone deemed pertinent, subject to those exceptions and restrictions laid down by law. In general, the Board will delegate the ordinary management of the Company to Delegated Committees and the management team and it will concentrate its activities on the general function of supervision.

It will lay down rules of practice for the Executive Committee, and for those Committees referred to in the preceding paragraph, define their powers and freely appoint and dismiss their members, save any member who, due to the nature of his office, is a natural member.

Article 2. Powers

In order to undertake those functions referred to above, and independently of its general powers and any it may delegate, the Board of Directors shall, *inter alia*, directly have the following powers:

1. General Management

- To authorise, with regard to the Corporation itself, General Business Target Plans and Strategic Plans relating to attaining the said business targets, and to determine any changes that should be introduced into the same, and to be informed of its subsidiaries plans.

- To be regularly and periodically informed about the General Management of the Corporation and its subsidiary companies.

- Every year, to formulate the Management Report and the Annual Accounts of the Corporation and the Management Report and the Annual Consolidated Accounts of the Corporation and of its subsidiaries.

- To lay down the rules that shall be followed in connection with the good governance of the Corporation.

- To be informed about all matters considered by any Board of Directors' Executive Committee, Delegated Committee and, if pertinent, to authorise decisions taken by the said bodies.

2. Disposals

- To, with no power to delegate the same, authorise acts of disposal undertaken by the Corporation (and to be informed of any disposals undertaken by its subsidiary companies) relating to *in rem* rights whose unitary amount exceeds 5 per cent of the total assets of the Company in question, according to the last approved balance sheet, and with regard to any security or guarantee outside the normal business of the Company in a total amount in excess of 1 per cent of the said assets.

3. General Meetings

- To convene General Meetings.

- To submit to the Shareholders in General Meeting all pertinent proposals relating to all matter of things falling within the jurisdiction thereof.

4. Board of Directors

- To appoint and remove the Chairman, any Vice-Chairman and the Secretary.

- To put forward candidates for election as members of the Board of Directors by the General Meeting, and provisionally cover any vacancy that may arise therein.

- To authorise the remuneration of the members of the Board of Directors within the limits provided for in the Bylaws and any resolution passed in General Meeting.

5. Other Senior Representative Bodies

- To authorise general regulations for the operation of Executive and Delegated Committees of the Board of Directors of the Corporation.

- To authorise the appointment or removal of Senior Company Officers and Managers of the Corporation and its subsidiary companies.

6. Shareholders, Markets and Public Opinion

- To lay down the information and communications policy that shall be observed.

7. Corporation Bylaws

- To promote any amendments to the Corporation Bylaws whenever necessary for legal reasons or if otherwise pertinent.

- To settle any matter relating to the interpretation of the Bylaws.

Article 3. Composition

The Board of Directors shall be formed by such number of members as the Shareholders in General Meeting may determine within the limits set forth in the Corporate Bylaws, according to which the said number shall not be less than five nor greater than twenty.

The members of the Board, depending on the personal requirements of anyone at any time, may be as follows:

➢ **Internal or Executive Members:**

Anyone who is related to the Company or its subsidiaries under a contract of employment or who holds a remunerated executive post in the same.

➢ **External members:**

Anyone who do not hold executive office or has any employment relationship with the Corporation or its subsidiaries. There are three kinds of external director:

- Members who represent Majority Shareholders: Anyone who forms part of the Company's management body due to holding senior office in another company that is a majority shareholder in the Company.

- Members who represent Minority Shareholders: Anyone who is appointed a member of the Company's management body due to being a minority shareholder of the same or, to represent a minority shareholder.

- Independent members: Anyone who has no special employment, professional, business or shareholding relationship with the Company and is appointed a member in view of his/her personal qualities, prestige or professional experience.

CHAPTER II. DIRECTOR'S QUALIFICATIONS

Article 4. Legal and Bylaw Requirements

1. Professional qualifications

   > University degree or five years experience holding a directorship, management, control or advisory position in a financial institution subject to financial control and supervision by the Administration or, any similar position of responsibility in another public or private body of a size and importance similar to the Company.

2. Personal and professional prestige

   > No criminal antecedents involving fraud, infringement of secrets, discovery and revelation of secrets against the Public Treasury and against the Social Security, embezzlement of public funds or any other crime against property.

   > A personal track record free from any infringement of mercantile and other laws relating to economic activities and business in general, and that shows observance of good commercial, financial and insurance practice.

   > No disqualification from holding public, administrative or management office of financial, insurance companies or insurance brokerage position.

   > An undischarged bankrupt or insolvent person, unless by judicial order it is possible to carry out commercial business activities.

3. Incapacity and incompatibility

   > Not be subject to any incapacity, prohibition or incompatibility in accordance with current laws.

4. Age

   > Under 70 years of age.

Article 5. Requirements laid down under the Sistema MAPFRE Code of Good Governance

1. All Directors

> Must have an acknowledged solvency, moral standing, competence and experience.

> No director shall have done anything so that their presence on the Board might give rise to the Company's interests being at risk.

> Must file a prior statement that is true and correct relating to their personal, family, professional and business affairs which must, in particular, state any matter that might give rise to any incompatibility according to law, the corporate bylaws and the provisions of the Code of Good Governance or, any conflict of interest.

> No director shall have any substantial holding in any insurance company or belong to any other financial group or be a director, executive or employee of such company, save when any appointment of a director who is such in representation of a financial entity which has a shareholding which gives a right in such regard.

However, a director may be freed for this requirement in the case of any candidate proposed by the Board itself provided the number of directors in such case does not exceed 15 per cent of the total number of Directors.

> Must observe the SISTEMA MAPFRE Code of Good Governance and promise to comply with its provisions in the course of their duties.

2. Independent directors

> Must not hold or have held during the last two years any executive office in the Sistema MAPFRE.

> Shall have no relationship up to the second degree, including by affinity, with any executive director or executive of Sistema MAPFRE.

> Shall not have made or received any substantial Company payment that might directly or indirectly affect their independence.

> Shall have no other contractual, professional or business relationship with the Company which, due to its substantial importance, might restrict their independence when acting as a director.

For the purposes of the aforementioned two sections, it shall be understood that any payment or relationship will be substantial if it involves the receipt of any annual sum in excess of 15 per cent of the total income the person or company in question.

CHAPTER III. OFFICES ON THE BOARD OF DIRECTORS

Article 6. Chairman

The Chairman of the Board of Directors shall represent the Company, convene and preside over meetings of the Board of Directors and order performance of its decisions.

Article 7. Vice-Chairmen

The Vice-Chairmen, by order of their appointment or, if this is wanting, according to the seniority of their office, shall stand-in for the Chairman if he is absent, ill or by express delegation by him, otherwise they will be replaced by the Managing Director or, otherwise, by the eldest Director. The Vice-Chairman, appointed from among the external directors, shall, at the same time, be:

- Vice-Chairman of the Delegated Committees.

- Chairman of the Compliance Committee.

The external Vice-Chairman will act as coordinator of the external directors. In this regard, he may request such information as he may deem pertinent from the divers levels in the corporate organisation and provide it to the external directors. He may convene meetings of this group of directors to evaluate the efficiency of the Company's management systems and, in general, voice their concerns.

Article 8. Secretary to the Board of Directors

The Secretary to the Board of Directors will sign calls for General Meetings and the Board on behalf of the Chairman. He will draw up Minutes of meetings, have the custody of the Minute Books at the registered address and, draw up and issue any necessary certificates. If he is absent, the Vice-Secretary will act in his place and, if the Vice-Secretary is absent, the youngest Director of those in attendance will stand in for him.

The Secretary will assist the Chairman in his responsibilities and shall do everything necessary to ensure the proper functioning of the Board of Directors and its Delegated Committees; provide the members of such bodies with any necessary advice and information; hold the corporate documents; duly set out the proceedings of meetings in the Minutes Books and certify resolutions.

In any case, the Secretary shall ensure that the said management bodies act in accordance with the law in its formal and material aspects and that their proceedings and regulations are observed and regularly revised.

The Vice-Secretary, whenever there is such an office, will assist the Secretary and stand in for him during his absence. Unless the Board of Directors shall decide otherwise, he may attend meetings to assist the Secretary to draw up the Minutes.

Article 9. Managing Director

The Board of Directors may, from amongst its members, appoint a Managing Director who will be responsible for the high level supervision of the Company and represent the Board of Directors before the General Management on a standing basis.

The Board shall, in the resolution of appointment, and it may subsequently change the same as many times as necessary whenever deemed pertinent, determine the duties of the Managing Director and the powers he will hold by way of delegation from the Board. Such powers shall be set out in a public deed. The Managing Director shall be a member of right of the said Executive Committee.

CHAPTER IV. APPOINTMENT AND REMOVAL OF DIRECTORS

Article 10. Appointment

Anyone who is offered the post of director of Corporación MAPFRE or of a subsidiary company, must previously sign a statement that is true and complete which sets out all pertinent personal, family, professional and business circumstances, in particular, any circumstances that might give rise to any disqualification according to law or the corporate bylaws and the provisions of these Regulations or, any conflict of interest. The said statement will be made in the form of the model laid down under the *Sistema MAPFRE.*

Article 11. Removal

In accordance with the provisions set forth in the corporate bylaws, all members of the Board of Directors shall retire upon reaching 70 years of age. The Executive Vice-Chairman, the Managing Director and the Secretary to the Board shall retire upon reaching 65 years of age, but they may continue as Directors.

The Directors must place their office at the disposal of the Board of Directors and, if deemed pertinent, file their resignation in the following cases:

a) Whenever they cease to occupy an executive post which is associated with their appointment as director.

b) Whenever they fall within any kind of incompatibility or prohibition laid down by law.

c) If they are accused of any criminal offence or become subject to any disciplinary procedure regarding any serious or very serious misdemeanour commenced by the supervisory authorities.

d) If they are strongly warned by the Compliance Committee due to infringing their duties as Director.

e) If their remaining on the Board of Directors might place the Company's interests at risk.

f) Whenever any reasons, if there were any expressly stated, for which they were appointed cease to be operative.

Article 12. Nomination of candidacies for the Board of Directors

The nomination by the Board of Directors of candidates for the General Meeting and proposals for the latter's decisions regarding the appointment of directors must be preceded by a proposal from the Remuneration and Appointments Committee of the Company.

Re-election proposals for directors shall be subject to a process involving the submission of a report, which may be oral, issued by the Remuneration and Appointments Committee which will evaluate the quality of the work carried out and the dedication given to the office during the previous period of tenure of those Directors whose re-election is proposed.

Whenever a re-election concerns a Director who holds office on the Board (Chairman, Vice-Chairman or Secretary), the report will include an evaluation of the performance in said office to enable the Director to make submissions regarding his continuance in the same.

If the Board of Directors does not follow the Committee's proposals, it must give reasons for its decision and the Minutes shall record such fact.

CHAPTER V. FUNCTIONING OF THE BOARD OF DIRECTORS

Article 13. Meetings

Notwithstanding the minimum number of meetings provided for by law or the Corporate Bylaws, the Board shall meet as many times as may be necessary to adequately carry out its supervisory functions.

Calls to meeting must always contain the Agenda which shall be determined by the Chairman and, according to the provisions of the Company Bylaws, all matters submitted by any Director for the Board's consideration. A call shall also be accompanied by all relevant information, duly prepared, concerning the points to be dealt with.

The Board will draw up a yearly plan of ordinary meetings and it will prepare a formal catalogue of the matters that will be dealt with. It shall regularly set aside a meeting to evaluate its own *modus operandi* and the quality of its work and, if pertinent, to evaluate, in his absence, the Chairman's performance, in the event this is proposed by the Compliance Committee.

The Chairman will organise the discussions and he will procure and promote the participation of all Directors during the discussions.

Article 14. Resolutions subject to a special procedure

The Directors shall refrain from attending and taking part in discussions and voting in those cases in which there is a conflict of interest as provided for under the SISTEMA MAPFRE Code of Good Governance.

The approval of proposals relating to the election, re-election or removal of directors must be made in the manner referred to in Article 2 of these Regulations and by secret vote whenever a majority of directors so requests or the Chairman is of the view there is insufficient consensus within the Board itself.

It shall expressly rest with the Board of Directors to approve any commercial or professional agreement or transaction with the members of the Board or with a substantial shareholder. In this case, a resolution shall be taken by secret vote.

In cases involving the Company's usual area of business, it will be sufficient to generally authorise the line of transactions and the conditions for carrying them out.

The annual information made public shall include a summary of these transactions which must set out the global volume of the transactions together with a description of the most relevant ones, and any other information of this kind that is required at any time according to law.

Article 15. Shareholder relations

The Board of Directors shall take such steps as are necessary to be able to obtain information relating to proposals made by the shareholders in regard to the management of the Company.

The Board, through some of its directors, and with the co-operation of such members of the senior management as it may deem appropriate, may call informative meetings concerning the performance of the Company and its Group for those company members who are based in the most relevant financial areas in both Spain and other countries.

Public requests relating to voting by proxy made by the Board of Directors or by any of its members should set out in detail how the proxy will vote in the event that the shareholder does not provide instructions and, where appropriate, shall declare the existence of any conflicts of interest.

The Board of Directors shall promote the informed participation of shareholders in General Meetings, and shall approve such measures as may be deemed necessary so that the said Meetings may properly exercise the powers which pertain to them in accordance with the law and with the company bylaws. In particular,

- Prior to the Meeting, it shall make all information required by law or which, even where not legally required, may be of interest and may be reasonably supplied, available to members.

- It shall attend to all requests for information made by the members prior to the Meetings with the utmost diligence.

- It shall attend with the same diligence to those pertinent questions posed by the members in relation to the various points included on the Agenda with regard to the holding of the Meeting.

The Board of Directors of the Company shall likewise establish proper procedures for the regular exchange of information with those institutional investors which are also shareholders in the Company, but under no circumstances shall this result in the said investors being provided with information which may result in their being in a privileged or advantageous position with regard to the other shareholders.

Article 16. Market relations

The Board of Directors shall inform the public immediately of the following:

- Any significant events which are capable of having a noticeable effect on the setting of the stock market prices.

- Any changes in the property structure of the Company, such as changes to the substantial holdings, shareholders' agreements, and any other forms of agreement of which it may be aware.

- Any substantial amendments to the Company's rules of governance.

- The treasury stock policy that the Company proposes to follow in accordance with the powers conferred on it by the General Meeting.

The Board of Directors shall approve the necessary measures in order to ensure that the six-monthly and quarterly financial information, as well as any other information that prudent practice may require to be made available to the markets, is drawn up in accordance with the same principles, criteria, and professional practices as those applied to the preparation of the annual financial statements, and that such information is as reliable as the said annual financial statements. To this effect, the said information shall be reviewed by the Audit Committee.

The Board of Directors shall include in the annual public documentation information concerning the company's rules of governance and the degree of compliance with the Sistema MAPFRE Code of Good Governance, providing reasonable justification in those cases where there has been divergence from its principles or recommendations.

Article 17. Relations with the Auditors

The relations between the Board of Directors and the Company's External Auditors shall be channelled through the Audit Committee.

The Board of Directors shall refrain from contracting any auditing firms which receive or which are going to receive fees from the Sistema MAPFRE annually, where the amount of said fees for all items amounts to more than 5% of its total annual revenue.

The Board of Directors shall provide information in the annual public documentation of the global fees that have been paid by the Company and its consolidated Group to the auditing firm for the various services that have been provided.

The Board of Directors shall endeavour to formulate the definitive annual financial statements in such a way that there are no reservations on the part of the External Auditors. However, where the Board of Directors considers that its criterion should be maintained, it shall explain the content and scope of the discrepancy publicly.

CHAPTER VI. DELEGATED BODIES OF THE BOARD OF DIRECTORS

Article 18. Name

The Board of Directors shall set up the following delegated bodies:

- Executive Committee
- Audit Committee
- Appointments and Remuneration Committee
- Compliance Committee

Article 19. Executive Committee

This body, which shall report the Board of Directors, is responsible for the maximum co-ordination and supervision of the activities of the company and its subsidiaries in operational and management matters, as well as for the formulation and execution of the plans which are required for the proper development of the company and the approval or authorization of decisions within those powers given by the Board of Directors.

The Executive Committee shall comprise a maximum of twelve members, who shall all be members of the Board of Directors. The posts of Deputy Chairman, and Secretary of the said Committee shall be held *ex officio* by the persons holding those posts on the Board of Directors.

Article 20. Audit Committee

The Audit Committee shall comprise a minimum of three and a maximum of seven members, who shall be predominantly non-executive directors. The Chairman of the Committee shall be appointed from amongst the non-executive directors. The Chairman's tenure shall be for a maximum of four years, and he may be re-elected after a period of one year has elapsed from the time that he left office. The Secretary of the Committee shall be the same as for the Board of Directors.

The Committee shall have the following powers:

1. To verify that the annual financial statements, as well as the six-monthly and quarterly financial statements, and all other financial information that is required to be forwarded to the regulatory or supervisory bodies, is true, complete, and adequate, and that it has been drawn up in accordance with the applicable accounting regulations and the criteria laid down on an internal basis by the

General Secretary of the SISTEMA MAPFRE, and that these are supplied within the proper time limit and with the correct content.

2. To propose to the Board of Directors, for approval by the Shareholders Meeting, the appointment of the Company's External Auditor, as well as to receive information regarding the activities of the said External Auditor and regarding any event or circumstance which may compromise the independence thereof.

3. To supervise the activities of the Internal Auditing Service, for which purpose it shall have complete access to information regarding its action plans, the results of its works, and the monitoring of the recommendations and suggestions of the external and internal auditors.

4. To be informed of the financial information and internal control process of the Company, and to formulate such observations or recommendations as it may consider necessary for improvements to be made.

5. To inform the Shareholders Meeting in relation to such questions as may arise regarding those matters within its powers.

Article 21. Appointments and Remuneration Committee

This is the delegated body of the Board of Directors responsible for the co-ordinated implementation of the appointments and remuneration policy to be applied to Senior Company Officers and Managers of the Corporation and its principal subsidiary companies.

These functions are exercised without prejudice to the powers which may legally or by way of operation of the company bylaws correspond to the representative and management bodies of the Corporation itself and its subsidiary companies.

In general, the Committee shall endeavour to maintain the transparency of the criteria established for setting the remuneration of the Senior Executives.

The Appointments and Remuneration Committee shall comprise a maximum of seven members, who shall be predominantly non-executive members.

Article 22. Compliance Committee

This is the delegated body of the Board of Directors responsible for supervising the correct application of the Code of Good Governance which ought to apply in the company.

These functions are exercised without prejudice to the powers which may legally or by way of operation of the Company bylaws correspond to the representative and management bodies of the Corporation itself.

The committee shall monitor the application of the rules of good governance in force at any given moment and shall propose, where necessary, the appropriate measures for improvement, and the updating of the said rules, where this should be required.

The Compliance Committee shall comprise a maximum of five members, all of whom shall be non-executive members. The Chairman shall be ex officio the second Deputy Chairman of the Board of Directors.

The Committee may appoint a Minutes Secretary, chosen from amongst the members of the Legal Affairs Unit of the Sistema MAPFRE.

* * * * * * * * * *

CORPORACION MAPFRE, S.A.

CORPORATE BYLAWS[1]

TITLE I

FORM, COMPANY NAME, REGISTERED ADDRESS, OBJECTS AND TERM

Article 1

Under the name of "CORPORACION MAPFRE, S.A." a company is incorporated which shall be governed by these bylaws, the Limited Liability Companies Act and any other provisions that may be applicable.

The Company shall have full legal capacity and authority to act, it may, under any kind of legal transaction, acquire, possess and alienate any kind of property, rights and securities, and take part in the incorporation of any kind of company without restriction according to its corporate objects, subject in each case to authority from the pertinent corporate body.

Article 2

The corporate objects are, to:

- Acquire, sell and hold shares in insurance, finance and mercantile companies in general.
- Follow up and supervise the business activities and results of its affiliate and subsidiary companies.
- Provide the said companies with any kind of service as may be deemed appropriate in connection with improving their organisation, promotion and development.
- Grant loans, sureties, guarantees and, in general, to carry out any transaction such as the Board of Directors may deem pertinent to render financial support to its affiliate and subsidiary companies.
- Undertake any other legal business that may be accessory, complementary or related to the foregoing.

The corporate objects may be carried out in part, should the Board of Directors so decide, by way of holding shares or stakes in companies with the same or similar corporate objects.

[1] Currently in force and registered as at February 2004.

Article 3

The Company shall have perpetual succession, and it may commence its business immediately on being duly authorised to do so.

Article 4

The Company's registered address shall be in Madrid at Paseo de Recoletos No. 25. The Board of Directors shall have the power to change the address within the same locality. Any change outside the Madrid area shall require authorisation from the General Meeting.

The Company may carry out its business anywhere in national territory, and it may, with authority from the Board of Directors which has the power to open and close Branch Offices, Agencies, Delegations and Offices of Representation whether in Spain or abroad, and to change the location thereof, extend its operations abroad.

Article 5

The corporate capital amounts to NINETY MILLION SEVEN HUNDRED AND EIGHTY TWO THOUSAND TWO HUNDRED AND SIXTY EIGHT EUROS, represented by 181,564,536 ordinary shares with a par value of 0.5 euros each, consecutively numbered from 1 to 181,564,536, both inclusive, which shares are fully paid up.

TITLE II

CORPORATE CAPITAL AND SHARES

Article 6

All of the shares shall have the same economic rights. However, the Company may issue non-voting shares whose aggregate nominal value shall not at any time exceed half the amount of the corporate capital. The holders of these shares shall have the right to be paid a minimum annual dividend of 5 per cent and all those additional rights provided for under Articles 91 and 92 of the Limited Liability Companies Act.

Article 7

The shares shall be represented by account entries in accordance with the supervisory regulations of the Securities Market and any other applicable provisions. The Company will only acknowledge as shareholders those persons who are duly registered in the entries in the Accounting Register in which all successive transfers of shares and the creation of *in rem* rights thereover shall be recorded.

Article 8

All matters concerning references to undivided interests in the co-ownership of shares, the acquisition thereof by the Company itself or its subsidiaries, the submission of a

shareholder to corporate resolutions and usufructs, pledges, the loss, theft or robbery of share titles, shall be governed by the law currently in force.

TITLE III

MANAGEMENT AND ADMINISTRATION OF THE COMPANY

Chapter 1. General Meetings of Shareholders

Article 9

The Shareholders in General Meeting are the supreme management body of the Company. The resolutions they pass in accordance with the law and the bylaws shall bind all shareholders, including absentees and dissidents.

Article 10

Their meetings may be ordinary or extraordinary and must be convened by the Board of Directors.

An Ordinary General Meeting must be held once every year no later than six months following the close of the financial year to consider the corporate management, approve, if pertinent, the Accounts relating to the previous financial year, and to decide on how to apply the results.

An Extraordinary General Meeting may be held whenever it is convened by the Board in accordance with the legal requirements laid down for this purpose.

Article 11

General Meetings shall be held at the company's registered address or wherever stated in the call, within the locality where the registered address is to be found. However, a Universal Meeting may be held anywhere in national territory.

Shareholders holding 1,500 shares who are recorded in the Accounting Register five days prior to the date of the meeting shall have the right to attend the meeting. Resolutions shall be passed on a majority vote. Each share shall have the right to one vote.

The offices of Chairman and the Secretary shall be occupied by those persons who hold these posts on the Board of Directors or by whoever may temporarily stand in their place, in accordance with the provisions of these Bylaws.

Article 12

Should these Bylaws be silent, the requirements to validly hold a General Meeting, the number of shareholders who must be present, the shareholders right to information, the necessary majority to pass resolutions, the submission of the shareholders to majority decisions and, in general, all matters relating to these administrative affairs shall be governed by the provisions set down in the law currently in force.

Chapter 2. The Board of Directors

Article 13

The Board of Directors is the body entrusted with managing, administering and representing the Company. It has full representative, disposal and management powers and its decisions shall bind the Company without restriction save as regards those powers that expressly rest with the Shareholders in General Meeting. In particular, it has the power to decide what interest the Company may take in the promotion and incorporation of other mercantile companies in Spain or abroad whatever their corporate objects and the interest the Company may acquire therein.

The Board may, from among its members, create Delegated Committees to further carrying out their powers, and to delegate to the members thereof all or any of their powers and grant powers of attorney to anyone they may deem fit, subject to those exceptions and restrictions contained in the Act.

The Board shall lay down regulations for the Executive Committee, and for any committee referred to in the previous paragraph. It shall determine their powers and may freely appoint and dismiss their members, except anyone who is a natural member due to any office already held.

Article 14

The Board shall be comprised of a number of Directors of no less than five nor more than twenty. A decision as to the number of Directors shall rest with the Shareholders in General Meeting.

Anyone who is subject to a disqualification at law, especially under Act 12/95 of 11 May or under the Organisation and Supervision of Private Insurance Act and regulatory provisions which develop or implement the same or anyone who fails to comply with the requirements of honour and professional standards laid down under the said regulations, cannot be a Director.

Article 15

The Board shall, from among its members, elect a Chairman and it may likewise appoint one or more Vice-Chairmen. It shall also appoint a Secretary and it may appoint a Vice-Secretary, for which offices it is not necessary to be a Director.

The Chairman shall represent the Company, convene and preside over meetings of the Board of Directors and order compliance with its decisions.

The Vice-Chairmen, in accordance with the priority established by their appointment or, if there is none, by order of seniority in office, shall stand-in for the Chairman if he is absent, ill or, under an express delegation made by him. If there is no Vice-Chairman, the Managing Director shall stand-in or, if there is no Managing Director, the eldest Director shall act.

The Secretary may sign calls for General Meetings or Board Meetings on behalf of the Chairman; he shall draw up the Minutes of meetings; have the custody of Minute Books held at the company's registered office and issue any necessary certificates. In the event of his absence, the Vice-Secretary shall act or, if there is none, the youngest Director of those present shall act.

Article 16

The appointment and removal of Directors may be made by the General Meeting at any time. The Board may fill any vacancy that may arise on an internal basis from amongst the shareholders and such appointment will be subject to ratification at the next General Meeting to be held.

A Director's appointment is for four years and he may be re-elected up to 70 years of age when all offices held in the Company and its subsidiaries shall automatically expire, even though the Director's term of office may not have been completed.

A Director, who, when he is appointed, does **not** hold any office or executive position in the Company or in any other group company cannot undertake the same unless he previously resigns from such office as Director, without prejudice to him being subsequently eligible for such office.

Article 17

A Director who does not exercise an executive function in the Company or any group company (External Director) shall be paid a basic allowance as remuneration for attending each meeting which may be supplemented by an additional non-monetary compensation (life, illness insurance, bonuses, etc.) that may be provided for generally for Company personnel. Additional remuneration payable to any member who holds an office on the Board of Directors or who forms part of an Executive Committee or a Delegated Committee, shall be a fixed amount.

Members of the Board of Directors who carry out executive functions in the Company or in a company in its group (Executive Director) shall be paid such remuneration as may be awarded thereto for undertaking executive functions (salary, incentives, supplementary bonuses, etc.) in accordance with established policy for the remuneration of senior officers, in accordance with the provisions of their respective agreements, which may provide for the payment of pertinent sums in the event they cease to carry out such functions or if their relationship with the Company is terminated. They will not be paid allowances for attending Board Meetings or any other remuneration payable to External Directors, save any fixed amount relating to belonging to an Executive Committee or Delegated Committee, should the Board of Directors so decide.

Apart from the remuneration provided for in the two preceding paragraphs, all Directors will be paid travelling, transport expenses any others in which they incur to attend meetings of the Company or to carry out their functions.

Article 18

The Board shall hold such meetings as may be necessary to consider all those matters that fall within its area of competence, that are submitted to it by the Chairman, any other Company governing body or, any Director, and to obtain information about and, if pertinent, to authorise important matters dealt with and decisions taken by the Executive Committee and Delegated Committees. It shall, at least, hold four meetings each year to consider accounting, administrative, financial, technical and statistical information concerning the previous calendar quarter.

Board meetings shall be convened by the Chairman or whoever stands in his place in accordance with the provisions contained in these Bylaws, upon his own initiative or at the request of three Directors. A call may be made by letter, electronic mail, telefax or telegramme. It shall be deemed to be validly held if the meeting is attended, either personally or by proxy, by half plus one of its members. It will make it decisions by absolute majority vote of the Directors in attendance at the meeting, save in the case provided for in number 2 of Article 141 of the Limited Liability Companies Act. The Chairman shall have a casting vote in the event of a tie. The Board may likewise make a decision by a vote taken in writing without a meeting being held, provided no Director objects to this procedure.

The Managing Director may attend meetings but without the right to vote unless he is also a Director.

Minutes shall be taken relating to each meeting which may be approved by the Board itself at the end of the meeting or at a later meeting or, by the Chairman of the meeting and two Directors in whom delegated authority has been given by the Board for this purpose. The Minutes shall be transcribed into the pertinent official Minutes Book and will be signed by the Board Secretary or the Secretary of the session, by whoever has acted as Chairman and, if pertinent, the Directors who have approved the Minutes under delegated authority from the Board.

Article 19

Each and every member of the Board is, separately, authorised to engross in public format the decisions taken by the Board of Directors or by the General Meeting without prejudice to any specific delegations made by these bodies for such purpose. The Board may, likewise, give powers of attorney to any third party to engross corporate resolutions in public format.

Chapter 3. Managing Director

Article 20

The Board of Directors may, from amongst its members, appoint a Delegated Committee which will be responsible for the highest level of supervision of the company's business and permanently represent the Board of Directors before the General Management.

The Board shall, in the resolution under which an appointment is made, make provision for its jurisdiction and the powers it shall hold, which may be subsequently amended as many times as may be necessary, by way of delegation from the Board, and this shall be set out in a public deed.

The Managing Director shall be a member of the Executive Committee.

Chapter 4. Executive Committee

Article 21

This is the body that is, subject to a duty to report to the Board of Directors, entrusted with coordinating and supervising the Company's and its subsidiaries' business activities in operative and management affairs, the preparation and execution of necessary plans to properly carry out the Company's business and to adopt or authorise decisions within the powers that may be determined by the Board of Directors.

The Executive Committee shall be comprised of a maximum of twelve members, all of whom shall form part of the Board of Directors. Its Second Vice-Chairman and Secretary shall naturally be those who hold such offices on the said Board.

Article 22

The Board of Directors shall at all times determine which of the Senior Offices defined in Article 17 shall involve executive duties and the hierarchy between the same, in the event there is more than one.

Notwithstanding the foregoing, the Board shall appoint a Managing Director who will, under the said Senior Offices and the Executive Committee, carry out the executive management of the Company relating to operative and management affairs.

Article 23

Both those persons who hold Senior Office with related executive functions and the Managing Director must provide their services to the Company on an exclusive basis, although they may also undertake such functions in other companies in the *Sistema MAPFRE*. Their appointment and removal shall rest with the Board of Directors which will fix their remuneration and other contractual conditions and it may delegate such powers to them as it may deem necessary to allow them to carry out their duties.

Chapter 6. Audit Committee

Article 23-bis

The Board of Directors shall, from amongst its members, appoint an Audit Committee, which shall comprise a minimum of three and a maximum of seven members, the majority of whom shall be non-executive directors. The Chairman of the Committee shall be appointed from amongst the non-executive directors. The Chairman's tenure shall be for a maximum of four years, and he/she may be re-elected after a period of one

year has elapsed from the time that he/she left office. The Secretary of the Board of Directors shall be the Secretary of the Committee.

The Committee shall have the following responsibilities:

1. To verify that the annual financial statements, as well as the six-monthly and quarterly financial statements, and all other financial information that is required to be filed with the regulatory or supervisory bodies, is true, complete, and adequate, and that it has been drawn up in accordance with the applicable accounting regulations and the criteria laid down on an internal basis by the General Secretary of SISTEMA MAPFRE, and that these are supplied within the proper time limit and with the correct content.

2. To propose to the Board of Directors, for approval by the Shareholders Meeting, the appointment of the Company's External Auditor, as well as to receive information regarding the activities of the said External Auditor and regarding any event or circumstance which may compromise his/her independence.

3. To supervise the activities of the Internal Auditing Service, for which purpose it shall have complete access to information regarding its action plans, the results of its work, and the monitoring of the recommendations and suggestions of the external and internal auditors.

4. To be informed of the financial reporting and internal control process of the Company, and to formulate such observations or recommendations as it may deem necessary for improvements to be made.

5. To inform the Shareholders Meeting in relation to such questions as may arise regarding those matters within its powers.

Article 23-ter

The Audit Committee shall meet on an ordinary basis once every quarter, and any time it may be necessary in extraordinary session.

Meetings shall be convened by the Secretary or by whoever may act in his place by order of the Chairman, at his own initiative or upon a request made by no less than two members who, should a meeting not be convened within a period of time of ten days, may directly convene the meeting themselves by way of notarial means. A call to meeting may be made by letter, electronic mail, telex or telegramme giving no earlier than seventy two hours notice.

A meeting will be validly held whenever more than half the number of members of the Committee are in attendance either personally or by way of a proxy, and the Chairman or the Vice-Chairman is in attendance or, the former has expressly given his consent. A meeting will also be validly held without a prior call having been made if all of the members of the Committee are in attendance and it is unanimously agreed to hold the same. The Committee will pass its resolutions on an absolute majority vote of the members present at the meeting and whoever presides over the meeting shall have a casting vote.

If the Chairman or Vice-Chairman is absent or ill or the office is vacant, the meeting shall be presided over by the eldest of the members in attendance; if the Secretary is absent or ill or the office is vacant, he shall be substituted by the youngest of the members in attendance.

If, in the Chairman's opinion, there is an urgent need or requirement, the Committee may, provided none of its members object, take any decision on a specific proposal or proposals submitted to it by the Chairman without a formal meeting being held. In this regard, the Secretary shall, by post, electronic mail, courier, telegramme, telefax or any other proper means, send all pertinent proposals and documents to the Committee members who must notify the Secretary if they are in agreement or otherwise with the same by the same means no later than forty-eight hours following upon the reception of such documents, and it shall be deemed that any proposal is passed if it is approved by a majority of the members of the Committee.

Minutes shall be drawn up relating to every meeting. The Minutes may be approved by the Committee at the end of each meeting or at a later meeting or by the Chairman of the meeting plus one member of the Committee authorised by the former for the purpose. The Minutes shall be signed by the Secretary of the Committee or the meeting secretary, by whoever may have acted as its Chairman and, if pertinent, by the member of the Committee who has approved them under delegated authority.

All significant matters and resolutions passed by the Committee must be notified to the Board of Directors of the company.

CHAPTER IV

MANAGEMENT REPORT, ANNUAL ACCOUNTS AND DISTRIBUTION OF PROFITS

Article 24

The financial year will commence on 1 January and end on 31 December of each year. By way of exception, the first financial year will start on the date the deed of incorporation is signed.

Article 25

The Board of Directors must, within no more than three months after the closure of each financial year, formulate the Annual Accounts, the Management Report and the proposal to apply the results of the financial year and, if necessary, the Consolidated Accounts and Management Report.

These documents shall, after being verified by the Accounts Auditors, if necessary according to law, be submitted to the Shareholders in Ordinary General Meeting.

Article 26

Any net profits shall be distributed, in first place, to set up the legal reserves, and afterwards such dividend as may be agreed will be paid to the shareholders, and such part as may be pertinent shall be applied towards the contributions and donations referred to in the following Article. Any surplus will be paid into a new account or to create voluntary reserves.

The General Meeting and the Board of Directors may pay a dividend on account to the shareholders in the manner and subject to those conditions laid down by law.

Article 27

The Company shall, each year, allocate part of its profits to making contributions or donations to charitable foundations promoted by MAPFRE. The amount of these contributions shall be determined every year by the Shareholders in Ordinary General Meeting and they cannot exceed 5 per cent of the financial year's profits.

TITLE V

DISSOLUTION AND WINDING UP

Article 28

The Company shall be dissolved in those cases laid down by law and whenever the Shareholders in General Meeting may so decide.

The Meeting itself will determine how to proceed with the dissolution and it shall in such regard appoint one or more Receivers whose number shall always be unequal. This appointment shall terminate the powers of the Board of Directors. In the winding up of the Company the provisions laid down in the Limited Liability Companies Act, the Organisation and Supervision of Private Insurance Act and other applicable provisions, shall be taken into consideration.

TITLE VI

EQUITY ARBITRATION

Article 29

Any dispute that may arise between the shareholders and the Company or between the shareholders as such, shall be submitted to equity arbitration in accordance with the provisions laid down by law in this matter, without prejudice to the parties' right to apply to the Courts of Justice, and to the provisions in Article 115 *et seq* of the Companies Act.

Corporate Bylaws of CORPORACIÓN MAPFRE, S.A.

* * * * * *

PROPOSED RESOLUTIONS FOR THE ORDINARY GENERAL MEETING OF CORPORACION MAPFRE

- Approve the Annual Accounts, both individual and consolidated, relating to the 2003 financial year.

- Approve the distribution of the results as proposed by the Board of Directors, and as a result, to distribute a total dividend of 0.21 euros gross per share to shares numbered from 1 to 181,564,536, both inclusive. Part of this dividend, in the amount of 0.11 euros gross per share, was advanced under a resolution of the Executive Committee passed on 21 October 2003, and the remainder, up to the approved total, will be paid as from 3 May 2004.

- Approve the management of the Board of Directors during the 2003 financial year.

- To appoint Mr. Luis Iturbe Sanz as Director to replace Mr. Felipe Rodrigo Zarzosa, who stepped down from office upon reaching retirement age in accordance with the Bylaws.

- To ratify the appointment of the director, Mr. Victor Bultó Millet made by the Board of Directors on 17 September 2003 to cover the vacancy caused by Mr. Sebastián Homet Duprá stepping down, and to elect the same for a period of four years.

- To re-elect the members of the Board of Directors, Messrs. Domingo Sugranyes Bickel, Rafael Galarraga Solores and Dieter Göbel, for a further period of four years.

All of the proposed appointments and re-elections have the favourable support of the Appointments and Remuneration Committee.

- To add a new Chapter 6 to Title III of the corporate bylaws entitled "Audit Committee" which will comprise Article 23 bis and Article 23 ter which shall have the following wording:

Article 23 bis

The Board of Directors shall, from amongst its members, appoint an Audit Committee comprising a minimum of three and a maximum of seven members who will, in the main, be non-executive directors. The Chairman of the Committee will be appointed from amongst the non-executive directors. The Chairman's term of office shall be for no longer than four years and he may be re-elected upon the elapse of one year after the expiry of his office. The Secretary of the Committee shall be the Secretary of the Board of Directors.

The Committee shall have the following powers:

1. To verify that the Annual Accounts and the half-yearly and quarterly financial statements that must be submitted to the regulatory or

supervisory authorities are true, correct and complete; that they have been prepared in accordance with the applicable accounting regulations and normal internal regulations laid down by the General Secretary's Office of SISTEMA MAPFRE; and that they are provided on a timely basis and with a correct content.

2. To propose to the Board of Directors, for submission to the Shareholders in General Meeting, the appointment of an External Auditor for the company, and to receive information concerning the action taken thereby and about any matter or circumstance that might adversely affect their independence.

3. To supervise the action taken by the Internal Audit Service, for which purpose it shall be allowed full access to their action plans, the results of their work and the follow-up of their recommendations and suggestions made by the internal and external auditors.

4. To be provided with full details about the financial information and internal control processes and to make such observations and recommendations as may be deemed necessary.

5. To inform the Shareholders in General Meeting about any matter falling within its powers.

<u>Article 23 ter</u>

The Audit Committee shall meet on an ordinary basis once every quarter, and any time it may be necessary in extraordinary session.

Meetings shall be convened by the Secretary or by whoever may act in his place by order of the Chairman, at his own initiative or upon a request made by no less than two members who, should a meeting not be convened within a period of time of ten days, may directly convene the meeting themselves by way of notarial means. A call to meeting may be made by letter, electronic mail, telex or telegramme giving no earlier than seventy two hours notice.

A meeting will be validly held whenever more than half the number of members of the Committee are in attendance either personally or by way of a proxy, and the Chairman or the Vice-Chairman is in attendance or, the former has expressly given his consent. A meeting will also be validly held without a prior call having been made if all of the members of the Committee are in attendance and it is unanimously agreed to hold the same. The Committee will pass its resolutions on an absolute majority vote of the members present at the meeting and whoever presides over the meeting shall have a casting vote.

If the Chairman or Vice-Chairman is absent or ill or the office is vacant, the meeting shall be presided over by the eldest of the members in attendance; If the Secretary is absent or ill or the office is vacant, he shall be substituted by the youngest of the members in attendance.

If, in the Chairman's opinion, there is an urgent need or requirement, the Committee may, provided none of its members object, take any decision on a specific proposal or proposals submitted to it by the Chairman without a formal meeting being held. In this regard, the Secretary shall, by post, electronic mail, courier, telegramme, telefax or any other proper means, send all pertinent proposals and documents to the Committee members who must notify the Secretary if they are in agreement or otherwise with the same by the same means no later than forty-eight hours following upon the reception of such documents, and it shall be deemed that any proposal is passed if it is approved by a majority of the members of the Committee.

Minutes shall be drawn up relating to every meeting. The Minutes may be approved by the Committee at the end of each meeting or at a later meeting or by the Chairman of the meeting plus one member of the Committee authorised by the former for the purpose. The Minutes shall be signed by the Secretary of the Committee or the meeting secretary, by whoever may have acted as its Chairman and, if pertinent, by the member of the Committee who has approved them under delegated authority.

All significant matters and resolutions passed by the Committee must be notified to the Board of Directors of the company.

- To approve the Regulations for the Shareholders in General Meeting in the form submitted to the Meeting on a proposal from the Board of Directors.

- To continue the appointment of the firm Ernst & Young as the Company's Accounts Auditors, both as regards the Individual Annual Accounts and, if pertinent, for the Consolidated Accounts, should the Company be bound to formulate them or decide to do so voluntarily, for a new term of one year, that is, for the 2004 financial year. However, the appointment may be revoked in General Meeting before the said term expires should there be just cause.

- To delegate the widest of powers to the Chairman of the Board of Directors, Mr. Carlos Alvarez Jiménez, the Executive Vice-Chairman, Mr. Domingo Sugranyes Bickel, and the Secretary to the Board, Mr. José Manuel González Porro so that they may, separately, execute the aforesaid resolutions and engross them in public format whenever necessary, and to adapt them, should the donees deem this to be pertinent, to conform to any observations made by the Companies Register.

- To give thanks to everyone who has lent their loyal assistance during this financial year.

* * * * * *

RECEIVED
2004 JUN -3 A 9:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INTERNAL CODE OF CONDUCT RELATING TO LISTED SECURITIES ISSUED BY CORPORACIÓN MAPFRE, S.A.

July 2003

INTERNAL CODE OF CONDUCT RELATING TO LISTED SECURITIES ISSUED BY CORPORACIÓN MAPFRE, S.A.

INTERNAL CODE OF CONDUCT RELATING TO LISTED SECURITIES ISSUED BY CORPORACIÓN MAPFRE, S.A.

I. INTRODUCTION

This Code of Conduct is drawn up in compliance with Article 78 of the Securities Market Act 24/1988 dated July 28th, following the amendment introduced by the Financial System Reform Measures Act 44/2002 dated November 22nd, and regulates the specific conduct rules that must be complied with by all persons linked to the Sistema MAPFRE relating to the securities issued by CORPORACIÓN MAPFRE and, as the case may be, to those of other entities of the Sistema that may in the future be authorized for listing on secondary markets.

This Code of Conduct falls within the ethical framework defined in the Code of Good Governance of the Sistema MAPFRE. Therefore those persons who fall within the remit of applicability of this Code are also under a duty to comply with the Code of Good Governance of the Sistema MAPFRE, in addition to the provisions of this Code and of the legislation in force in relation to the rules governing the conduct of persons operating in the securities markets.

II. DEFINITIONS

For the purposes of this Code of Conduct, the following terms shall have the following meanings:

- **Senior Company Managers**: The highest executive managers in the Operational and Functional Units, as well as in the Autonomous Companies within the Sistema MAPFRE.

- **Senior Company Officers**: The members of the Boards of Directors of the various companies within the Sistema MAPFRE, of the Trusts of the MAPFRE Foundations, and of the Territorial Committees of the Sistema.

- **External Advisers**: Those physical or legal persons who, whilst not being deemed to be administrators, directors, or employees of the Sistema MAPFRE, provide financial, legal, consulting, or any other type of services to a Sistema MAPFRE company, by way of a civil or commercial relationship.

- **Institutional Control Committee**: A delegated body of the Board of Directors of MAPFRE MUTUALIDAD responsible for the maximum co-ordination and supervision of the actions of the Mutualidad, the Corporation, and the Sistema MAPFRE as a whole in its institutional affairs.

- **CORPORACIÓN MAPFRE** (or "**the Corporation**"): the entity of the Sistema MAPFRE that issues negotiable securities on official secondary securities markets.

- **Confidential documents**: Written, electronic, audio-visual or any other type of material formats which contain Privileged Information.

- **Confidential stage**: The period of time between the moment at which confidential information is obtained, and the moment it loses its confidential status, as a result of being communicated as a significant event, or the project being abandoned, or any other circumstance which would make it lose this status.

- **Significant event**: Any fact, circumstance, or decision, knowledge of which could reasonably cause an investor to acquire or transfer securities or financial instruments, and which may therefore have a noticeable effect on their listed price on the secondary markets.

- **Privileged information**: Any information which is not in the public domain or freely available and which, were it to become public, would constitute a Significant event.

- **Linked persons**: Those persons who are linked in any of the following ways to any persons bound by the provisions of this Code:

    - their spouse;

    - their minor children subject to parental control;

    - any companies subject to their control;

    - any other person who or company which acts on their behalf and in their interest.

- **SISTEMA MAPFRE** ("**the Sistema**", or "**MAPFRE**"): a Spanish business group which includes CORPORACIÓN MAPFRE, its owner MAPFRE MUTUALIDAD, and all subsidiaries and dependents pursuant to the provisions of Article 4 of the Securities Market Act, as well as the private foundations created or promoted by the entities of the Sistema and subject to the supervision of its high governing bodies.

- **Securities**: Any types of securities, whether with fixed or variable return, and any other financial instruments issued by CORPORACIÓN MAPFRE or, as the case may be, other entities of the Sistema MAPFRE listed on the Stock Exchange or other organized markets.

III. AREA OF APPLICABILITY

Save where expressly stated to the contrary, this Code shall be applicable to:

- Senior Company Officers.
- Senior Company Managers.
- All directors and employees attached to the Office of the Chairman, the Vice Chairmen, the Managing Directors, and the Secretaries of the Boards of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE, as well as those attached to the General Secretariat, the Legal Affairs Unit of the Sistema MAPFRE, and the Economic and Management Monitoring Area of the Sistema MAPFRE.
- Secretarial staff of the Senior Company Managers.
- Any other person from the Sistema MAPFRE who, by reason of his position or employment, may have access to privileged information in view of the attendant circumstances in each case.

The General Secretariat of the Sistema MAPFRE shall maintain a up-to-date list of those persons falling within the remit of this Code in accordance with the provisions of this section, with the exception of those referred to in the foregoing paragraph, who shall be included, where applicable, in the list for each project.

IV. CODE OF CONDUCT RELATING TO SECURITIES DURING THE CONFIDENTIAL STAGE

1. Those persons bound by this Code and who are in possession of any sort of Privileged Information shall be under a duty to strictly comply with the provisions laid down at Article 81 of the Securities Market Act and its implementing provisions, as well as with this Code. In particular, they shall refrain from

   - preparing or carrying out any type of transaction relating to the Securities, either personally or by way of an agent, with the sole exception of the provisions of the second paragraph of section 2.a) of the aforementioned Article 81;
   - communicating the said information to third parties, except in the normal course of their employment, profession, or position, and complying under all circumstances with the requirements laid down in this Code, and
   - recommending third parties to buy or sell the Securities,

   during the confidential stage.

The prohibitions laid down in this section shall be applicable to any person falling within the remit of applicability of this Code who possesses Privileged Information where the said person knows, or should have known, that the information in question was of this type.

2. The persons bound by this Code shall refrain from carrying out, either personally or by way of an agent, any transaction with securities within the following periods:

   a) in the month prior to the date on which the accounts are drawn up by the Board of Directors of the Corporation;

   b) in the month prior to the date on which the quarterly and six-monthly results of the Corporation are published;

   c) in the case of Privileged Information relating to investment or disinvestment projects, during the confidential stage thereof.

   The persons affected may, under exceptional circumstances, apply to the Institutional Control Committee for prior authorization to perform transactions during these periods.

3. It shall be deemed that a person subject to this Code is in possession of Privileged Information where any of the following circumstances arise:

   - That he is in possession of the quarterly economic and financial information due to be filed before the Spanish National Securities Market Commission in advance of the date on which said information becomes public, provided that the content of the said information is significantly different from market expectations relating to said results or to the targets that have been announced by the company.

   - That he is aware of the preparation of significant acquisitions or disposals, whether relating to assets, or of a financial nature, in advance of the time that the said information becomes public, as the case may be.

   - That he is aware of or participates in the preparation stage of any transaction which, were it to be completed, would be deemed to be a Significant Event were it to become public.

4. Notwithstanding the above:

a) Those persons bound by this Code shall communicate to the General Secretariat of the Sistema MAPFRE all transactions with Securities carried out by them personally or by persons linked to them, within seven days following the said transaction, stating the date of the transaction, the type of security, the class of transaction, the quantity, and price, as well as the resulting balance of Securities held by the person carrying out the transaction.

Upon a person first becoming bound by the application of this Code, he shall make an initial communication indicating, as the case may be, the Securities held on said date, either personally or by persons linked to him.

The General Secretariat of the Sistema MAPFRE shall be under a duty to:

- Report on such transactions on a regular basis to the Institutional Control Committee.

- Record each communication in the special Register of Senior Managers' participations, pursuant to Article 5 of the Company Bylaws of MAPFRE MUTUALIDAD.

- To duly file all communications, notices, and any other activity related to the duties set forth in this paragraph. The information contained in the said file shall be strictly confidential.

- To request the persons bound by this Code to confirm the balances of Securities contained in the said file at least once a year.

b) Those persons bound by this Code undertake to issue express instructions to those entities to which they have entrusted the management of their securities portfolios not to carry out any transactions with the Securities without prior notice.

c) Under no circumstances may the acquired Securities be disposed of on the same day as when they were purchased.

<u>V. CODE OF CONDUCT RELATING TO THE COMMUNICATION OF SIGNIFICANT EVENTS</u>

1. Significant Events shall be notified to the Spanish National Securities Market Commission as soon as the event is known, the decision has been taken, or the agreement has been signed, as the case may be. Communication to the Spanish National Securities Market Commission shall take place prior to the information being made public in any other way. The content of the communication shall be true, clear, complete, and where the nature of the information should so require, quantified, such that it does not give rise to any confusion or false impression. Once the information has been communicated to the Spanish National Securities Market Commission, it shall also be made available by way of the MAPFRE website.

   This section shall be understood to be without prejudice to the possibility of seeking dispensation for publicity pursuant to the provisions of Article 82.4 of the Securities Market Act.

2. Significant Events shall be notified to the Spanish National Securities Market Commission by the General Secretary or the Vice Secretary of the Sistema MAPFRE, or by the Director delegated by them, in accordance with the steps and procedures laid down in the applicable regulations.

3. All persons bound by this Code of Conduct shall refrain from supplying information which could be deemed to be a Significant Event to analysts, shareholders, investors, or the media, where this has not been made public either simultaneously or in advance to the market in general.

4. During the confidential stage, all persons bound by this Code and who are involved in a specific process are required to restrict the knowledge of information to those persons internal or external to the organization on a strictly need-to-know basis.

5. The Stock Market Department of CORPORACIÓN MAPFRE shall closely monitor the listed price of the Securities. Should an unusual fluctuation occur in the listed price, or in the volume of Securities traded, and there are reasonable grounds to believe that the said fluctuation is as a result of a premature, partial, or distorted dissemination of Privileged Information, this shall be notified immediately to the Secretary General or the Vice Secretary General of the Sistema MAPFRE, and to the highest executive officer of the Corporation. Any person referred to at section V.2 shall immediately notify a Significant Event, which shall provide a clear and concise report on the current situation of the transaction underway or which contains an advance of the information to be supplied, all of which shall be without prejudice to the provisions of Article 82.4 of the Securities Market Act.

VI. TREATMENT OF PRIVILEGED INFORMATION

1. Privileged Information shall be treated as follows:

- Identification of the information as being confidential: All documents containing Privileged Information shall be clearly stamped with the word "confidential".

- Filing: These documents shall be filed separately from other ordinary documents, in differentiated areas set aside for this purpose, and which shall have special security measures in order to ensure that only authorized personnel have access. In particular they shall be protected by being filed in areas where access is restricted under lock and key, or by way of computer passwords which are regularly updated.

- Codename: Upon commencing the investigation of any transaction or project which may constitute a Significant Event, this should be given a codename, with which it shall be referred to thereafter in all documents.

- Access: All persons who have access to or who obtain a copy of a Confidential Document shall be included in the list of persons with access to Privileged Information in the project in question. Each project shall have a separate list, stating the date on which access was obtained. Likewise they shall sign and supply to the said project a written communication concerning acceptance of the duties that this entails. In the case of an External Adviser, he shall also be required to sign an undertaking of confidentiality in accordance with the standard form that the General Secretariat of the Sistema MAPFRE has established at any given time.

- Distribution and Reproduction: The general distribution and transmission of Confidential Documents shall always be carried out by a secure method that ensures that their confidentiality is protected. In particular, all efforts shall be made to minimize transmission by e-mail. The addressees of duplicates or copies of Confidential Documents shall refrain from obtaining second copies or from disseminating the Confidential Document in any way.

- Return or destruction of the Confidential Document: Upon conclusion of the investigation into the transaction, by reason of being discontinued or the significant event becoming public knowledge, all persons bound by this Code shall be required to return or destroy the privileged information to which they have had access where required to do so by the General Secretariat of the Sistema MAPFRE, at the request of the third party who has supplied the said information.

VII. TRANSACTIONS IN SECURITIES CARRIED OUT BY THE COMPANY ITSELF

1. In general, transactions with the Company's Securities shall always be carried out within the scope of the authorization granted by the Shareholders General Meeting, and shall not form a part of a policy of intervening in the unrestricted process of how prices are determined on the market, or the favouring of certain shareholders or investors in CORPORACIÓN MAPFRE.

2. Transactions in Securities may be carried out with the following purposes:

   a) Ordinary transactions, with the aim of providing the Securities with liquidity or reducing the fluctuations in the listed price.

   b) To carry out plans for the acquisition or disposal of Securities, as well as individual transactions for a significant amount and which do not have the purpose set forth in paragraph a) above, in accordance with the resolutions approved for this purpose by the Board of Directors.

3. All transactions referred to at paragraph b) shall be communicated to the Spanish National Securities Market Commission as Significant Events, notwithstanding the communications that the Corporation is required to make

pursuant to the legal provisions with regard to the communication of the acquisition of significant holdings.

VIII. FORMS

1. For the purpose of the application of this Code, the following forms shall be used:

- List of persons with access to the privileged information (Annex 1).
- Communication to the Institutional Control Committee of Securities held or transactions with Securities (Annex 2).
- Register of share ownership by Senior Managers (Annex 3).
- Letter of acceptance of the duties arising from access to privileged information (Annex 4).

IX. ENFORCEMENT AND BREACH

1. This internal Code of Conduct concerning matters relating to the Securities Markets shall enter into force on July 31st 2003. The General Secretariat of the Sistema MAPFRE shall notify the Code to those persons whom it affects, who shall acknowledge receipt of the communication and who shall personally undertake the duties contained therein.

2. The rules contained in this Code shall be applicable, as the case may be, to securities listed on the Stock Exchange which may in the future be issued by other companies of the Sistema MAPFRE other than CORPORACIÓN MAPFRE, S.A..

3. Breach of the provisions of this Code of Conduct, in addition to other consequences, shall be deemed to be a serious, or very serious employment offence, to be determined in the proceedings which, as the case may be, may be opened pursuant to the applicable provisions.

   The above shall be understood to be without prejudice to any offence which may be committed pursuant to the Securities Market Act and its implementing provisions, as well as to any civil or criminal liability which may arise for the offender, as the case may be.

* * * * * * * * * *

Annex I

LIST OF PERSONS WITH ACCESS TO PRIVILEGED INFORMATION

PROJECT / RE:

Name	Position	Date of access

Annex II

MAPFRE

COMMUNICATION TO THE INSTITUTIONAL CONTROL COMMITTEE

DEPONENT: ....

POSITION AND COMPANY: ....

COMPANY ISSUING THE SECURITIES: ....

TRANSACTIONS BEING DECLARED				
DATE	TYPE OF SECURITIES[1]	TYPE OF TRANSACTION[2]	NUMBER OF SECURITIES	EUROS

CURRENT BALANCE (SITUATION FOLLOWING THE TRANSACTION)			
DATE	TYPE OF SECURITIES	NUMBER OF SECURITIES	EUROS

1. Shares, rights to subscribe, convertible bonds, etc..
2. Purchase, sale, etc..

Date: ....

Annex III

MAPFRE

INSTITUTIONAL CONTROL COMMITTEE

REGISTER OF SHARE OWNERSHIP BY SENIOR OFFICERS

SENIOR OFFICER: ....

SHARES IN THE COMPANY: ....

DATE	PURCHASES OR SUBSCRIPTIONS		**SALES (SHARES OR RIGHTS)**		**BALANCE**	
	NUMBER OF SHARES	EFFECTIVE EUROS	NUMBER OF SECURITIES	EFFECTIVE EUROS	NUMBER OF SECURITIES	EFFECTIVE EUROS

Annex IV

In Madrid, on ....

CORPORACIÓN MAPFRE, S.A.
Paseo de Recoletos 25,
28004 MADRID

Dear Sirs,

I hereby inform you that in the performance of my professional work, as from ...., I have had access to certain information relating to the possible investment in .... (Project ....).

I likewise inform you that I have been informed of the restrictions that the access to the said confidential information places on my professional activities, and in particular those deriving from the Securities Market Act and the Internal Code of Conduct in matters relating to the securities markets of CORPORACIÓN MAPFRE, S.A..

As a result of the foregoing, I hereby undertake the following:

a) To maintain the said information in the strictest confidence and not to divulge it to third parties, either from within MAPFRE or to unrelated persons, except in so far as is necessary for work purposes. In the event that I should have to do so for work purposes, I shall inform the Responsible person of the name of the persons to whom I divulge the information, and I shall inform said persons of the restrictions set forth in this letter.

b) To exercise the necessary care in order to maintain the confidentiality of the documentation in my power with regard to this matter and the remaining duties arising as a result of the possession and preservation of the said documentation.

c) To refrain from using the said information for obtaining profits or carrying out transactions on the securities market. In particular, not to acquire or dispose of, whether directly or by way of an agent, shares in CORPORACIÓN MAPFRE from the date of this letter until the agreements have been reached and the results thereof have been made public.

I hereby accept the above undertakings, not only in relation to the information received so far, but also with regard to any which may be received in the future in relation to this matter, in so far as it may exist and the undersigned is in possession of information which is not in the public domain and accessible to all investors in the Stock Market.

The present specific undertakings are understood to be without prejudice to the general duties and conduct rules arising as a result of my position at the company in accordance with the law and the company's internal rules.

Yours faithfully,

Signed ....

REGULATIONS OF THE GENERAL MEETINGS OF SHAREHOLDERS OF

CORPORACIÓN MAPFRE, S.A.

March 2004

CONTENTS

Chapter I. INTRODUCTION

Article 1. Content

These Regulations develop the legal and bylaw provisions relating to those matters concerning calls, preparation and procedure of General Meetings and the exercise of the shareholders' voting and information rights in such regard.

Article 2. General Meetings of Shareholders

The Shareholders in General Meeting are the superior management body of the Company. The decisions they take according to law and the Bylaws shall bind all shareholders, including absentees and dissidents.

The Shareholders in General Meeting are authorised to decide on any matter relating to the Company. In particular, it is the only body with the power to make a decision on the following matters:

a) To approve the Annual Acccounts, individual and consolidated, of the Company and to apply the results.

b) To examine and, if pertinent, approve the management of the Board of Directors.

c) To appoint and remove members of the Board of Directors, and to ratify or revoke provisional appointments made by the Board.

d) To appoint the Accounts Auditors.

e) To approve the issue of debentures, increase or reduce the capital, any restructuring, merger, spin-off or dissolution of the Company and any amendment to the corporate bylaws.

f) To authorise the Board of Directors to increase the corporate capital, in accordance with the provisions of Article 153.1 of the Limited Liability Companies Act.

g) To approve and change Shareholders Meeting Regulations.

Article 3. Kinds of Meeting

Shareholders meetings may be Ordinary or Extraordinary and must be convened by the Board of Directors.

An Ordinary General Meeting must necessarily be held once every year, within six months following the closure of each financial year, to consider the corporate management and, if pertinent, approve the Accounts relating to the previous financial

year, and to decide how to apply the results. Also, it may decide on any other matter included on the Agenda.

Any other general meeting not provided for in the previous paragraph, will be an Extraordinary General Meeting.

Chapter II. CONVENING GENERAL MEETINGS

Article 4. Calls

The Board of Directors of the Company is the competent body to convene a General Meeting. It must call an Ordinary General Meeting to be held within the first six months of the financial year, and it may convene an Extraordinary General Meeting whenever it deems it to be in the interest of the Company.

The Board of Directors is bound to call a General Meeting whenever any shareholders possessing at least five per cent of the corporate capital so request a meeting to be held. Such a requisition must state the objects of the meeting. In this case, a General Meeting must be called to be held within thirty days following upon the date on which a notarial requisition has been made to the directors to convene a meeting. The directors shall prepare the Agenda, and necessarily include the matters stated in the requisition.

Article 5. Notice of a call

A General Meeting must be called by way of a notice published in the "Official Bulletin of the Companies Register" and in one large-circulation daily newspaper in the province where the Company has its registered address, at least fifteen days prior to the date set down to hold the meeting. The call must likewise be accessible through the Company's web page.

The notice must state the date of the meeting on first call and all of the matters to be dealt with at the meeting.

Chapter III. PREPARATION OF A GENERAL MEETING

Article 6. Information available to shareholders on the occasion of a General Meeting

The Board of Directors will encourage the shareholders to take part at General Meetings on an informed basis, and it will take such measures as it may deem appropriate to enable meetings to effectively perform the purpose for which they are required according to law and the corporate bylaws.

From the time a meeting is called, all information that must be provided to shareholders on the occasion of a General Meeting will be placed at their disposal at the Company's registered address. Likewise, shareholders may request such information to be sent to them free of charge.

Without prejudice to the foregoing, the Company will make the said information available through its web page (mapfre.com) and the *Departamento de Relaciones con Inversores* (Investor Relations Office) (CORPORACIÓN MAPFRE, Departamento de Relaciones con Inversores, Carretera de Pozuelo a Majadahonda, nº 52, 28220 Majadahonda (Madrid); electronic mail: relacionesconinversores.cormap@mapfre.com). The Company will use all of these means so that the shareholders may avail themselves of a means of communication with the Company to enquire about all matters of interest to them.

Further, the Company will, through its web page and the *Departamento de Relaciones con Inversores* (Investor Relations Office), publish all information deemed to be pertinent to facilitate the shareholders attending and taking part in General Meetings.

Article 7. Time limit to exercise the right to be given information before a General Meeting

As from the time a General Meeting is called until the seventh day prior to the date on which a meeting is to be held, shareholders may submit a request in writing to the Board of Directors for information or any clarification they may deem pertinent in connection with the points contained in the Agenda, and they may submit in writing such questions as they consider necessary relating to the said points. Also, during the said period of time, shareholders may request information or any clarification or submit any question in writing relating to information available to members of the public provided by the Company to the Spanish National Securities Market Commission since the last General Meeting was held. The Board of Directors is bound to provide information in writing up to the date on which the General Meeting is held.

Also, during the time a General Meeting is held, the shareholders of the Company may make an oral request for information or any clarification they may deem necessary regarding the points contained in the Agenda. If it is not possible to immediately fulfil a shareholder's right to obtain information, the Board of Directors shall be bound to provide the same in writing no later than seven days after the end of the meeting.

The Board of Directors is bound to provide any information that is requested under the aforementioned two provisions, unless the Chairman considers that to make the same public might prejudice the interests of the Company.

The Board of Directors may authorise any of its members or its Secretary so that on behalf and representation of the Board they may answer any request for information made by a shareholder.

Chapter IV. PROCEEDINGS AT GENERAL MEETINGS

Article 8. The right to attend General Meetings

Shareholders who own 1,500 shares and whose shares are registered in the Accounts Register five days prior to the date on which a meeting is to be held shall have the right to attend the meeting.

Shareholders who own a number of shares that is less than the number referred to above may syndicate their shares so as to reach this number. In this case, they must appoint a representative from their midst and notify the Secretary to the Board of Directors of the appointment five days prior to the holding of the meeting by way of a letter signed by all of the syndicated shareholders, stating the name and acceptance of the shareholder representative who will exercise the right to vote on behalf of all of the syndicated shareholders.

The shareholders may also authorise another shareholder, who has the right to attend the meeting and who may by law hold such representation, to represent them by syndicating their shares with the other shareholder's shares. The syndication must be agreed in writing on a special basis for each meeting.

The shareholders must prove they are shareholders by delivering to the Meeting Control Desk an admission card issued by the custodian institution of their shares or by the Company setting out their names and share titles.

Article 9. Proxies

Without prejudice to the provisions of the Bylaws, the right to attend General Meetings may be delegated to another person who may or may not be a shareholder. A proxy must be given in writing and especially for each meeting by such means that will duly ensure the identity of whoever exercises the right to give a proxy.

A proxy may always be revoked. If a shareholder who has given a proxy personally attends a meeting this will amount to a revocation. No more than one proxy may attend any meeting.

If the Directors of the Company issue a public request for proxies, those provisions contained in the Limited Liability Companies Act, the Securities Market Act and implementing provisions, shall be applicable. In particular, the document setting out the proxy must include the Agenda or have it attached as an Annex, as well as the request for instructions regarding the right to vote and a statement as to how the donee will vote if no precise instructions are given.

Article 10. Meeting Quorum

A General Meeting will be validly held on first call whenever it is attended by shareholders in person or by proxy who own at least twenty five percent of the subscribed capital with the right to vote. If there is no quorum, a General Meeting may be held on second call and in this case, the quorum shall be whatever amount of capital is in attendance.

However, to enable a General Meeting to validly resolve to issue debentures, increase or reduce the capital, to restructure, merge, spin-off or dissolve the Company and, in general, to make any amendment to the Corporate Bylaws it shall be necessary on first call for shareholders who hold at least fifty per cent of the subscribed capital with the

right to vote to attend either personally or by proxy; on second call, it shall be sufficient for twenty-five per cent of the said capital to be in attendance.

Article 11. Meeting Place

General Meetings shall be held in the location where the Company has its registered office and at the place stated for the purpose in the meeting call.

Article 12. Chairman and Secretary of the Meeting

The Chairman and Secretary of the Board of Directors or, whoever may temporarily act in their place in accordance with the provisions of the Bylaws, will act as the Chairman and Secretary of the General Meeting.

It shall rest with the Chairman to declare meetings validly quorate, to preside over the same and establish the order for any deliberations and addresses and the time limit for each thereof, in accordance with the provisions contained in these Regulations; to conclude discussions once he deems any matter to have been sufficiently considered and to order a vote to be taken and, in general, to exercise all powers necessary to ensure the order of the meeting is upheld.

Article 13. Constitution of Meetings

The shareholders must evidence their identity as such in accordance with the provisions contained in Article 8 of these Regulations to be able to attend meetings. No further admission cards will be accepted after the time fixed in the call for the start of the meeting has elapsed.

Once it has been ascertained that there is a sufficient quorum, the General Meeting will be constituted and a list of attendants will be drawn up. The list of attendants will be included in the Minutes of the meeting.

Shareholders who arrive late at the General Meeting, after no further admission cards are accepted, may have access to the meeting as guests but they will not be included on the list of attendants and neither can they take part in any deliberations nor vote.

The Chairman or the Secretary will publicly announce the details of the list of attendants and declare the General Meeting of Shareholders to be validly constituted on first or second call, as pertinent.

Article 14. Shareholder addresses

Those shareholders who wish to make an address to the General Meeting, once their turn arises, must identify themselves to the Meeting by giving their name and surname, the number of shares they hold and represent. If they request their address to be taken

down in the Minutes, they must provide it in writing at that time to the Secretary of the Meeting.

The Chairman, in view of the number of shareholder requests to make an address, will set the initial time limit for each address which will be the same for all shareholders but in no case in excess of five minutes. Notwithstanding, the Chairman may extend the initial time limit for each shareholder should he deem it pertinent to properly allow the matter to be explained by whoever has the floor.

Article 15. Attendance by the Audit Committee at Meetings

The Chairman of the Audit Committee or, in his absence, another member thereof, shall inform the General Meeting about any matter within its jurisdiction raised by any shareholder at the Meeting.

Chapter IV. VOTING AND DOCUMENTING RESOLUTIONS

Article 16. Voting resolutions

Upon the conclusion of the addresses made by shareholders, the proposed resolutions concerning those matters contained in the Agenda will be voted on.

Resolutions shall be taken on a majority vote, save in those cases in which by law or according to the bylaws, a qualified favourable vote is required. Each share confers the right to one vote.

It shall rest with the Chairman to declare the meeting closed.

Article 17. Minutes of Meetings

The Secretary of the Meeting will draw up Minutes of every Meeting, which will include a list of attendants, in any of the legally permitted formats, and they will set out a summary of all addresses made and a verbatim account of all resolutions passed, including the result of the vote.

The Minutes of the meeting may be approved by the meeting itself or, no later than the following fifteen days, by the Chairman and two scrutineers appointed by the meeting, one to represent the majority and another, if pertinent, the minority.

Article 18. Publication of resolutions

Without prejudice to any other legal duty, the Company shall publish the wording of all resolutions passed at the General Meeting in its web page.

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